GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2004. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of March 10, 2005.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage exploration projects. These are the Ivanhoe Gold-Silver Property on the Carlin Trend in Nevada, USA, and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa.

During the year, two additional independent directors, Wayne Kirk, LLB, and David Elliott, CA, joined the Board.

1.2.1	Carlin Trend, Nevada, United States of America

The Company’s activities on the Carlin Trend in Nevada consist of underground exploration and development activity at the Hollister Development Block Project at the Ivanhoe Property.

In 2003, the Company optioned the earlier-stage Golden Cloud property, located adjacent to the southern boundary of the Ivanhoe Property. The Company conducted reverse circulation drilling in 2004. No significant mineralization was encountered, and the option was dropped in August 2004.

Ivanhoe Property, Nevada

The Ivanhoe property is located in the northeastern part of the Carlin Trend, 80 kilometers from Elko, Nevada. Great Basin’s exploration efforts at Ivanhoe resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for Carlin-style gold mineralization at depth.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

To 2001, Great Basin outlined an inferred mineral resource in an area now known as the Hollister Development Block ("HDB"). The HDB constitutes approximately 5% of the Ivanhoe Property, and is subject to an Earn-In Agreement whereby New York Stock Exchange-listed Hecla Mining Company ("Hecla") can earn up to a 50% working interest (see below).

Hollister Development Block

In August 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla could vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin. Concurrent with and in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla.

Since 2002, Hecla has performed engineering and permitting work in furtherance of an underground development program and has obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. The program budget for Stage 1 is estimated in the Earn-in Agreement to cost US$10.3 million, with work to be completed in approximately 12 months from when the permits were issued in May 2004. Hecla commenced physical work on the site in October 2004. To vest its 50% working interest, Hecla must, upon completion of Stage 1, elect to proceed to Stage 2 within 60 days. The Stage 2 program of US$11.5 million is expected to be completed over the ensuing 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the Hollister Development Block to the point of commercial production. Under the agreements, Hecla will be the operator of the Stage 1 and Stage 2 work programs, and will continue as the operator should a positive production decision be made.

The Earn In Agreement expires in August 2006. Hecla has stated that it interprets the program and budget differently than does the Company and has stated that Hecla amended the Earn In Agreement in a way that would combine, at least in part, the Earn In requirements of Stages 1 and 2. Hecla advised the Company that Newmont would not provide adequate rights to allow Hecla to enter onto the Reclaim Lands and consequently Hecla would not start on the Stage 1 Program. The Company has notified Hecla that the Company does not accept Hecla's interpretation of the Earn-in Agreement because Hecla has purported to unilaterally change the previously agreed Earn-in Stages. These changes in effect commingle the Earn-in requirements of Stages 1 and 2 which, if accepted by the Company, would result in an extended option period for Hecla to complete a larger and different Stage 1 program and would also result, in the Company's view, in uncertainty about the size and timing of Stage 2. The Company and Hecla have had some discussions with a view to resolving this difference but they have not reached any settlement of the matter. The Company is currently unable to predict whether this difference of interpretation will result in a significant legal dispute with Hecla if left unresolved nor is it able to predict the outcome of any such legal dispute if initiated.

A US$50/oz sliding scale purchase price royalty is also payable by Hecla in cash or in kind to Great Basin when cash operating profits per ounce of gold equivalent production are within the range of US$100-200/oz. The royalty will be payable by Hecla on its portion of gold production commencing at the point it has recovered 115% of its Stage 1 and Stage 2 expenditures, estimated to be approximately one year from the date of commercial production.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

Permits for an underground access and exploration program were received from the Nevada Bureau of Land Management in the second quarter of 2004. Excavation of a decline to access the high grade veins and establish drifts, crosscuts and stations for underground drilling began in the third quarter of 2004.

Additional Exploration Potential

Great Basin retains a 100% interest, subject to royalties, in the remaining 95% of the Ivanhoe property, which the Company believes has excellent exploration potential. The Company plans further exploration once activities are advanced on the HDB, and has also continued to assess the exploration potential of other properties in the area.

1.2.2	Witwatersrand Goldfield, Republic of South Africa

Burnstone Project, Mpumalanga Province

The Burnstone Project is located approximately 80 kilometers southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

Property Agreements

In November 2002, Great Basin entered into an agreement with the shareholders of a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold") to acquire up to 100% of Southgold (the "Southgold Agreement"). Southgold holds the rights to purchase the Burnstone Project, and any future mining will be subject to government legislation that provides for Historically Disadvantaged South Africans to earn an interest in mining developments.

Pursuant to the Southgold Agreement, Great Basin completed its purchase of Southgold by making cash, share and share purchase warrant payments to Southgold shareholders in two staged tranches; the first tranche of the acquisition was made in April 2003 and the second tranche was made in January 2004. As a result, the Company owns 100% of Southgold.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following section uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 "Standards of Disclosure of Mineral Projects"), the United States Securities and Exchange Commission does not recognize them. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Property Activities

The Burnstone goldfield is defined by an 18 kilometer long mineralized corridor. The central portion of the corridor and gold deposit areas have been uplifted by two northwesterly trending sub-parallel faults, and as a result, lies at relatively shallow depths of only 250-750 meters.

Great Basin began drilling at Burnstone in January 2003, beginning at Area 1, and expanding to Areas 2, 3 and 4 in late 2003. Drilling continued in Area 1 until the second quarter of 2004, when an updated estimated of the mineral resource in Area 1 as well as a mineral resource estimate for Area 2 were announced. The estimated measured and indicated resources for Area 1 were 29.2 million tonnes grading 5.73 g/t, containing 5.4 million ounces of gold and the estimated inferred mineral resources in Area 2 were 13.5 million tonnes grading 6.5 g/t, containing 2.8 million ounces of gold. Both estimates were completed at a 350 cmg/t cut-off, diluted over a 1 meter width and incorporated a 10% factors for geological losses. The estimates were completed by independent qualified persons E. Siepker, Pr.Sci.Nat., of Global Geo Services (Pty) Ltd. ("Global Geo Services") and G..J. van der Heever, Pr.Sci.Nat., of GeoLogix Mineral Resource Consultants (Pty) Ltd. ("Geologix"). Additional details on these resource estimates are provided in a July 2004 technical report filed on www.sedar.com.

Pre-Feasibility Study – Area 1

A Pre-feasibility Study for Area 1, based on the above Measured and Indicated Resource, was completed in November 2004. The Pre-feasibility Study focused on that portion of the Area 1 deposit lying south of a structure called the Step 2 fault. On a fully diluted basis, taking into consideration all mining factors, the material contained in this area is 18.8 million tonnes grading 5.25 g/t at a 3.48 g/t gold cut-off, which contains 3.2 million ounces of gold. Under Canadian standards this material is classified as Proven and Probable Reserves, however under US standards no reserve declaration is possible based on a Pre-feasibility Study. The mineral resource is inclusive of the mineral reserves.

All studies for the Pre-feasibility were done by consulting firms based in South Africa. Turgis Consulting (Pty) Ltd. ("Turgis") addressed mine planning and design, and estimated the mineral reserve; MDM Ferroman developed the mill process and plant design, utilizing metallurgical testwork by Mintek Laboratories; and Knight Piesold (Pty) Ltd. addressed the environmental and permitting aspects of the project, including tailings, water supply, and infrastructure. D. Dodd, B.Sc., SAIMM, and J. Edwards, B.Sc., SAIMM, are responsible for the metallurgical section and R.J. Scheurenberg, Pr.Eng., completed the environmental and permitting sections. Turgis also conducted the independent review of the cash flow and other economic analyses, based on the underlying work. Turgis is a well established specialized technical firm that provides a wide range of consulting services in the design and operation of mines in Africa. A.D. Pooley, Pr.Eng., is the independent qualified person who led the work completed by Turgis. A technical report summarizing the results is filed on www.sedar.com.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

Within the Study, all monetary units are in 2004 United States dollars (US$) and South African Rand (ZAR), with ZAR-USD exchange rate of 7:1. The financial analysis also assumed a 100% ownership and no debt leverage, noting that at production, the project will involve an equity interest acquired by Historically Disadvantaged South Africans.

At a gold price of US$375 per ounce, the pre-tax and 100% equity-financed economic model forecasts the net present value (NPV) at a 5% discount of US$175 million and an internal rate of return (IRR) of 24% for an underground operation utilizing a conveyor system. The estimated capital cost is US$92 million to commencement of milling (inclusive of capitalized operating costs), with a payback of 4.5 years from the start of milling. The average cash cost to produce an ounce of gold is estimated to be US$187 per ounce.

The proposed mine plan indicates that an operation at Area 1 could produce an average of 236,000 ounces of gold, annually, at a steady state operation over a 12-year mine life. The plan involves a combination of conventional narrow reef mining and flexible mechanized development in the footwall of the gold-bearing Kimberley Reef. Rock handling at the reef level would be accomplished with low profile trucks delivering ore and waste to a central loading pocket at the base of the decline loading either a conveyor or a shaft bulk haulage system. Production statistics and financial analyses are provided in the study for both the conveyor and shaft options. The shaft option is cheaper to operate but has higher capital costs.

A crushing system would reduce material to a size of <150 mm prior to conveyance or hauling to surface. The processing plant capacity as proposed is to treat 1.5 million tonnes per year in a closed circuit, semi-autogenous grinding mill, followed by a gravity circuit as well as a Carbon-in-Leach process, producing gold by electrowinning and smelting. Gold recovery is estimated to be 95%. The tailing facility has a capacity of 40 million tonnes, sufficient to allow for additional material from other Burnstone resources, when developed.

Sensitivity analyses show that the project is most sensitive to gold price and exchange rates. At a South African Rand to United States dollar exchange ratio of 7:1 as used for the study, the IRR varies from 19% for a gold price of US$350 per ounce to 32% for a gold price of US$425 per ounce. At a US$375 per ounce gold price, the IRR varies from 14% for an exchange rate of 6:1 to 32% for a rate of 8:1.

Based on the results, Great Basin intends to commence feasibility studies to enable a decision on a development timetable for the Project.

Resource Estimate

Drilling by Great Basin from January 2003 to October 2004 totals 111,000 meters of NQ core from 173 drill holes in the resource area, with 43,680 meters in 68 holes in Area 1, 39,750 meters in 56 holes in Area 2, 16,740 meters in 33 holes in Area 3, and 10,840 meters in 16 holes in Area 4. This work has revealed that several of the gold-bearing areas are continuous, for example, Area 4 at the southern edge of the gold trend, was found to be contiguous with the Area 1 gold deposit.

The Company’s technical experts now suggest that the gold occurrences at Burnstone are all part of one deposit, with several areas of gold concentration. As a result, the estimates announced in January 2005 are total resources for the entire Burnstone Project.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

Ordinary Kriging was used to estimate the measured and indicated resource and the Inverse Distance to the power of three method was used to estimate the inferred resources in five distinct geo-zones, based on a database of 191 holes and a total of 544 deflections off the master holes (providing 735 valid intersections) drilled by Great Basin and previous operators. The resource classifications were defined by the range of a variogram (a graph which describes the variance of the samples in a deposit as a function of distance) determined from the drill hole data. The measured resources are defined as up to 50% of the variogram range, the indicated resources are up to the range of the variogram and inferred resources are beyond the variogram range, all within pre-defined geo-zone boundaries. E. Siepker, Pr.Sci.Nat., of Global Geo Services and G.J. van der Heever, Pr.Sci.Nat., of GeoLogix also completed these resource estimates. Details are provided in a February 2005 technical report filed on www.sedar.com.

The estimated mineral resources, diluted over a 1 meter width, are tabulated below:

Mineral Resources – Burnstone Goldfield
Category	Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
Measured	300	53,866,000	4.53	7,840,000
	350	38,278,000	5.08	6,248,000
	400	30,414,000	5.53	5,404,000
Indicated	300	10,325,000	3.82	1,268,000
	350	6,896,0000	4.50	998,000
	400	6,157,0000	4.58	907,000
Total M+I	300	64,192,000	4.41	9,109,000
	350	45,763,000	4.93	7,246,000
	400	36,571,000	5.35	6,311,000
Inferred	300	16,353,000	9.33	4,905,000
	350	13,965,000	10.37	4,655,000
	400	13,192,000	10.76	4,562,000

Approximately 64% of the measured and indicated resources totalled above at the 350 cmg/t cut-off are part of the Area 1 deposit on which the 2004 pre-feasibility study was completed. With the significant increase in the estimated resources for the project from this study, it is anticipated that a larger operation could be developed at Burnstone. In 2005, the Company is proceeding with engineering studies focused toward completion of a feasibility study for the entire project.

1.2.3	Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold project, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s.

In July 2002, the Company agreed to farm out the Casino project to CRS Copper Resources Ltd ("CRS"). Pursuant to the Option Agreement ("the Option"), CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Casino Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay the Casino Property holding costs for a minimum period of two years from the effective date of termination. In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision. Further details of the agreement were provided in the second quarter report for fiscal 2002.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

CRS made a $50,000 payment, plus applicable taxes, to Great Basin in December 2002 to keep the Option in good standing prior to obtaining a listing on the TSX Venture Exchange ("TSXV"). In June 2003, CRS listed on the TSXV under the name Lumina Copper Corp. Accordingly, the Company received warrants to purchase 100,000 shares of Lumina Copper Corp. at an exercise price of $1.80 until May 23, 2005. These warrants were exercised into common shares and then subsequently sold by the Company. In May 2004, the Company received warrants to purchase 100,000 shares of Lumina Copper Corp. at an exercise price of $5.80 until May 21, 2006. The warrants issued in 2004 had an estimated fair value of $271,000. Subsequent to December 31, 2004, these warrants were exercised into common shares and then sold by the Company.

1.2.4	Market Trends

Gold prices continued an overall uptrend in 2004. The average gold price for 2004 was US$410 per ounce, compared to US$364 per ounce in 2003.

1.2.5	Activities

During the year ended December 31, 2004, the Company:

  exercised tranche two of the Southgold purchase, whereby the Company acquired the remaining 51% of Southgold which it did not yet own, for 11 million shares and 5.5 million warrants of Great Basin;

  continued drilling at Burnstone, and in June 2004 released resource estimates for Area 1 and Area 2 (see item 1.2.2 above);

  completed a first phase exploratory drilling program at the Golden Cloud Property, and due to poor results, dropped the property;

  received a "Finding of No Significant Impact" relating to the proposed Hollister Development Block Project from the United States Bureau of Land Management, and commenced excavation of a decline to access the high-grade gold-silver veins; and

  conducted Pre-Feasibility studies on the Area 1 gold deposit.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

In thousands of Canadian Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the year ended
	December 31	December 31	December 31
	2004	2003	2002

Current assets	$17,839	$22,052	$15,346
Mineral properties	98,630	30,668	5,878
Other assets	65	81	8
Total assets	116,534	52,801	21,232

Current liabilities	752	818	2,189
Future income taxes	18,997	–	–
Shareholders equity	96,785	51,983	19,043
Total liabilities and shareholders’ equity	116,534	52,801	21,232

Working capital	17,087	21,234	13,157

Expenses
Accounting, audit and legal	282	273	276
Exploration	7,691	7,928	3,235
Conference and travel	207	326	189
Corporation capital tax	–	7	35
Depreciation	–	–	3
Financial advisory and finders' fees	106	147	464
Foreign exchange	(3,114)	532	(97)
Interest and other	(506)	(936)	(147)
Office and administration	894	877	889
Shareholder communications	232	754	241
Trust and filing	226	204	56
Write off of mineral property interests	–	–	–
Subtotal	6,018	10,112	5,144
Exploration - stock-based compensation	754	786	135
Stock-based compensation	1,720	1,346	240
Future income tax recovery	(1,925)	–	–
Recovery of accounts receivable previously written off	–	(367)	–
Gain on sale of investments	–	(4,379)	–
Loss for the period	$6,567	$7,498	$5,519

Basic and diluted loss per share	$(0.08)	$(0.12)	$(0.13)

Weighted average number of
common shares outstanding	85,370,853	60,061,869	43,785,007

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Results of Operations

Loss for the year decreased in 2004 to $6,567,000 from $7,497,000 in the previous year due primarily to lower shareholder communication related costs and lower exploration costs.

Of the exploration costs incurred during the year ended December 31, 2004, $7,108,929 was spent on Burnstone and $739,046 was spent on Ivanhoe, which includes the Hollister Development Block ("HDB"), the Ivanhoe property outside of the HDB and the Golden Cloud Property. At Ivanhoe, the main costs were drilling ($133,946) at Golden Cloud; geological ($83,253), for work at Ivanhoe and Golden Cloud; engineering costs ($76,174) associated with the Hollister Development Block and site activities ($62,950), for costs to maintain the field office at Ivanhoe.

At Burnstone, the main exploration expenses were drilling ($4,368,621); geological ($1,208,134), for planning, core logging and supervision of the drilling program; engineering ($625,221), for metallurgical and other engineering work supporting the pre-feasibility study on the Area 1 gold deposit; transportation ($206,527), for travel by geological and engineering staff to and from the site in South Africa; assays and analysis ($199,979) of drill core samples; and site activities ($286,888), for running the field office and carrying out other support activities associated with the drilling program.

Exploration costs also include a recovery of $271,000 which represents the estimated fair value of warrants received from Lumina Copper Corp. pursuant to Lumina's earn-in agreement at the Casino Property.

Financial advisory and finders' fees decreased in 2004 to $106,000 from $146,000 in 2003. Finders’ fees amounting to $125,000 that were paid in 2004 have been capitalized to the acquisition cost of the Burnstone Gold Property.

Shareholder communications decreased in 2004 to $232,000 from $754,000 in the previous year.

Trust and filing fees increased in the year 2004 to $226,000 from $204,000 in the year 2003.

Conference and travel decreased in the year 2004 to $207,000 from $325,000 in the year 2003 due to less financing-related travel.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Summary of Quarterly Results

In thousands of Canadian Dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	As at and for the quarter ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2004	2004	2004	2004	2003	2003	2003	2003
Current assets	17,839	20,172	22,749	24,547	22,052	29,212	16,354	21,548
Mineral properties	98,630	74,808	74,808	74,808	30,668	24,647	24,647	5,878
Other assets	65	81	81	81	81	69	69	69
Total assets	116,534	95,061	97,638	99,436	52,801	53,928	41,070	27,495

Current liabilities	752	1,382	1,466	808	818	17,855	1,960	1,004
Future income taxes	18,997	–	–	–	–	–	–	–
Shareholders equity	96,785	93,679	96,172	98,628	51,983	36,073	39,110	26,491
Total liabilities	116,534	95,061	97,638	99,436	52,801	53,928	41,070	27,495

Working capital	17,087	18,790	21,283	23,739	21,234	11,357	14,394	20,544

Expenses
Conference and travel	32	27	49	98	64	84	91	87
Corporation capital tax	–	–	–	–	7	–	–	–
Financial advisory and finders'
fees	(101)	25	39	143	(1,195)	218	1,060	63
Foreign exchange	(2,701)	16	(318)	(111)	112	84	136	200
Interest and other	77	(277)	(183)	(123)	(253)	(81)	(123)	(479)
Legal, accounting and audit	66	69	84	63	113	39	66	55
Office and administration	229	275	215	175	(123)	405	202	394
Shareholder communications	46	37	105	44	537	45	101	71
Trust and filing	2	15	25	184	3	157	17	27
Subtotal	(2,350)	187	16	473	(735)	951	1,550	418
Exploration	1,319	2,306	2,660	1,407	1,614	2,494	1,812	2,008
Subtotal	(1,031)	2,493	2,676	1,880	879	3,445	3,362	2,426
Stock-based compensation	31	1,843	291	309	2,132	–	–	–
Recovery of accounts receivable
previously written off	–	–	–	–	(367)	–	–	–
Gain on sale of investments	–	–	–	–	(4,379)	–	–	–
Future income tax recovery	(1,925)	–	–	–	–	–	–	–
Loss (income) for the period	(2,925)	4,336	2,967	2,189	(1,735)	3,445	3,362	2,426

Basic and diluted income (loss)
per share	$0.03	$(0.05)	$(0.03)	$(0.03)	$0.03	$(0.05)	$(0.06)	$(0.05)

Weighted average number of
common shares outstanding
(thousands)	86,523	86,264	86,393	81,918	67,337	62,738	59,329	50,630

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At December 31, 2004, the Company had working capital of approximately $17.1 million, which is sufficient to fund its proposed 2005 exploration program, and its operating costs and working capital during 2005. As the Company chooses to proceed on its exploration programs, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

At December 31, 2004, Great Basin had working capital of approximately $17.1 million, as compared to $21.2 million at December 31, 2003, and is debt free.

At December 31, 2004, the Company had approximately 86.6 million common shares issued and outstanding. In January 2005, 5.5 million warrants were exercised and the related shares issued, bringing the total number of common shares issued and outstanding to approximately 92.1 million. Except for this issue, there have been no further changes to the number of shares outstanding as at the date of this MD&A.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private management company with certain directors in common with the Company that provides geological, corporate development, administrative and management services, and incurs costs with third parties on behalf of, the Company on a full cost-recovery basis. In fiscal 2004, the Company paid HDI $1,002,431 for these services, as compared to $1,411,849 in fiscal 2003.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

As at December 31, 2004, Great Basin advanced HDI $4,350 for normal course in-progress and near-term planned exploration and other work on the mineral properties. At December 31, 2003 Great Basin had prepaid approximately $456,369 for future services and exploration programs. These funds were advanced to Hunter Dickinson Inc. and other related parties during the year, to evaluate data on the Ivanhoe property, to prepare for an underground exploration program, and to continue exploration and development work on the Burnstone Project.

During the year ended December 31, 2004, the Company paid $102,372 to a private company owned by a director, for engineering and project management services at market rates.

1.10	Fourth Quarter

Results of Operations

Loss for the period decreased in the fourth quarter with the Company reflecting an income of $2,925,000 as compared to a loss of $4,336,000 in the third quarter of the year due primarily to the recognition of an expected future income tax recovery relating mainly to the benefit of tax losses not recognized and exchange gains in the fourth quarter. In the third quarter of 2004, the expense relating to a stock option grant to employees and consultants was recognized in the statement of operations. In the fourth quarter of fiscal 2003, the Company had income of $1,735,000 due to a gain on the sale of an investment.

Exploration expenditures decreased in the fourth quarter to $1,319,000 from $2,306,000 in the third quarter of the year and from $1,614,000 in the fourth quarter of fiscal 2003 due to decreased activities at Burnstone.

Financial advisory and finders' fees show a large decline for the fourth quarter (as compared to the $25,000 in the third quarter) as $125,000 of finder’ fees were capitalized to the cost of acquisition of the Burnstone Gold Property.

Shareholder communications increased in the fourth quarter of the year to $46,000 from $37,000 in the third quarter of the year. These costs decreased significantly from the $537,000 spent in the fourth quarter of fiscal 2003 on consulting costs.

Trust and filing fees decreased in the fourth quarter of the year to $2,000 from $15,000 in the third quarter of the year due to annual filing fees having been paid during the third quarter of the year, and decreased slightly from the $3,000 incurred in the fourth quarter of fiscal 2003.

Conference and travel increased in the fourth quarter of the year to $32,000 from $27,000 in the third quarter of the year. It decreased from the $64,000 spent in the fourth quarter of fiscal 2003 because of less financing-related travel.

1.11	Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13	Changes in Accounting Policies including Initial Adoption

Asset retirement obligations

During the year ended December 31, 2004, the Company adopted the newly-introduced Section 3110 "Asset Retirement Obligations" ("HB 3110") of the Recommendations of the Canadian Institute of Chartered Accountants ("CICA"). This section recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing, and for the discounting of the underlying future cash flows. The asset retirement cost is amortized to income over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs according to Section 3061, “Property, Plant and Equipment” of the CICA Handbook and accrued the amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with a restatement of prior periods presented. Adoption of HB 3110 resulted in no changes to amounts previously presented.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Disclosure of Outstanding Share Data

The following details the share capital structure as at March 10, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				92,113,379

Share purchase options	July 29, 2005	$ 1.32	300,000
	July 29, 2005	$ 1.50	750,000
	July 29, 2005	$ 1.70	15,000
	September 8, 2005	$ 1.97	100,000
	November 30, 2005	$ 2.50	630,000
	November 30, 2005	$ 2.69	55,000
	November 30, 2005	$ 2.76	85,000
	January 10, 2006	$ 0.96	1,572,000
	November 30, 2006	$ 1.59	180,000
	November 30, 2006	$ 1.75	460,000
	November 30, 2006	$ 1.62	120,000
	December 20, 2007	$ 1.17	1,072,000
	December 19, 2008	$ 1.62	2,100,000	7,439,000

Warrants	None

GREAT BASIN GOLD LTD.
YEAR ENDED DECEMBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary and Forward Looking Information Comments

All information contained in this MD&A relating to the contents of the Pre-Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of conveyor, grinding and leaching plant facilities also constitutes such "forward looking statements." The Pre-feasibility Study was prepared to broadly quantify the Burnstone project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Burnstone project nor should it be considered to be a final feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and although they are based on engineering studies, these are preliminary so the ultimate costs may vary widely from the amounts set out in the Pre-feasibility Study. This could materially adversely impact the projected economics of the Burnstone project. As is normal at this stage of a project, data in some areas was incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are preliminary and result in a high level of subjective judgment being employed. There can be no assurance that the potential results contained in the Pre-feasibility Study will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Pre-feasibility Study and the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project's mineralization is considered to be a reserve under US mining standards. For US mining standards, a full feasibility study would be required, which would likely require some additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed in the Pre-feasibility Study. Final feasibility could determine that the assumed mine design, mining methods and processing methods are not correct. Construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the Pre-feasibility Study and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the Pre-feasibility Study. There can be no assurance that mining can be conducted at the rates and grades assumed in the Pre-Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Pre-feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Pre-feasibility Study. Prices for gold have been below the price ranges assumed in Pre-feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged peoples and for which ownership rights the Company may not be significantly compensated. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.